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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3 )*
Eagle Rock Energy Partners, L.P.

(Name of Issuer)
Common Units, representing limited partner interests, no par value

(Title of Class of Securities)
26985R 10 4

(CUSIP Number)
Alfredo Garcia
Eagle Rock Energy Partners, L.P.
16701 Greenspoint Park Drive
Suite 200
Houston, Texas 77060
(832) 327-8000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 31, 2007

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: EAGLE ROCK HOLDINGS, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 200410450

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

TEXAS

	7	SOLE VOTING POWER:

NUMBER OF		2,187,871(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,187,871(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,187,871(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
1. NGP VII owns a 36.8% LP interest in Holdings and appoints three Managers on the board of the general partner of Holdings, and thus may be deemed to beneficially own all of the reported securities of Holdings.
Holdings also holds 20,691,495 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions in the Issuer Partnership Agreement (as defined herein).

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: EAGLE ROCK GP, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

TEXAS

	7	SOLE VOTING POWER:

NUMBER OF		2,187,871(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,187,871(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,187,871(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)
1 GP LLC is the general partner of Holdings, and may be deemed to beneficially own all units owned by Holdings.
NGP VII owns a 36.8% LP interest in Holdings and appoints three Managers on the board of the general partner of Holdings, and thus may be deemed to beneficially own all of the reported securities of Holdings.
Holdings also holds 20,691,495 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions in the Issuer Partnership Agreement (as defined herein).

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: MONTIERRA MINERALS & PRODUCTION, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF/OO(1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

TEXAS

	7	SOLE VOTING POWER:

NUMBER OF		2,820,578(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,820,578(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,820,578(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
1. NGP VII owns a 97.561% LP interest in Montierra Management, which serves as the general partner of Montierra, and appoints three Managers on the board of Montierra Management. NGP VII also owns a 96.169% LP interest in Montierra, and thus may be deemed to beneficially own all of the reported securities of Montierra Management and Montierra.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: MONTIERRA MANAGEMENT LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF/OO(1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

TEXAS

	7	SOLE VOTING POWER:

NUMBER OF		2,849,069(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,849,069(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,849,069(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)
1 Montierra Management is the general partner of Montierra, and may be deemed to beneficially own all of the common units owned by Montierra.
NGP VII owns a 97.561% LP interest in Montierra Management, which serves as the general partner of Montierra, and appoints three Managers on the board of Montierra Management. NGP VII also owns a 96.169% LP interest in Montierra, and thus may be deemed to beneficially own all of the reported securities of Montierra Management and Montierra.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NATURAL GAS PARTNERS VII, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO(1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		1,701,497

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,578,271(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,701,497

WITH	10	SHARED DISPOSITIVE POWER:

8,578,271(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,279,768(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

20.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
1. On July 31, 2007, the Issuer acquired Redman Energy Holdings, L.P. and Redman Energy Holdings II, L.P. from NGP VII and NGP VIII, respectively, in consideration for the issuance of 1,284,315 common units to NGP VII and 1,763,206 common units to NGP VIII.
NGP VII and NGP VIII, together the “NGP Funds”, collectively own a 98% LP interest in Holdings and a 96.169% LP interest in Montierra, and thus may be deemed to beneficially own all of the reported securities.
NGP VII owns a 36.8% LP interest in Holdings and appoints three Managers on the board of the general partner of Holdings, and thus may be deemed to beneficially own all of the reported securities of Holdings.
NGP VII owns a 97.561% LP interest in Montierra Management, which serves as the general partner of Montierra, and appoints three Managers on the board of Montierra Management. NGP VII also owns a 96.169% LP interest in Montierra, and thus may be deemed to beneficially own all of the reported securities of Montierra Management and Montierra.
NGP VII owns 100% of NGP Income Management which serves as the general partner of both NGP-VII Income Co-Investment and NGP 2004. NGP-VII Income Co-Investment owns 100% of NGP Capital Corp. NGP VII may be deemed to beneficially own all of the reported securities of NGP 2004 and NGP Capital Corp.
Holdings also holds 20,691,495 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions in the Issuer Partnership Agreement (as defined herein).

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NATURAL GAS PARTNERS VIII, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO(1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		1,763,206

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,187,871(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,763,206

WITH	10	SHARED DISPOSITIVE POWER:

2,187,8710(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,951,077(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.7%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
1. On July 31, 2007, the Issuer acquired Redman Energy Holdings, L.P. and Redman Energy Holdings II, L.P. from NGP VII and NGP VIII, respectively, in consideration for the issuance of 1,284,315 common units to NGP VII and 1,763,206 common units to NGP VIII.
The NGP Funds collectively own a 98% LP interest in Holdings and a 96.169% LP interest in Montierra, and thus may be deemed to beneficially own all of the reported securities.
NGP VII owns a 36.8% LP interest in Holdings and appoints three Managers on the board of the general partner of Holdings, and thus may be deemed to beneficially own all of the reported securities of Holdings.
NGP VII owns a 97.561% LP interest in Montierra Management, which serves as the general partner of Montierra, and appoints three Managers on the board of Montierra Management. NGP VII also owns a 96.169% LP interest in Montierra, and thus may be deemed to beneficially own all of the reported securities of Montierra Management and Montierra.
NGP VII owns 100% of NGP Income Management which serves as the general partner of both NGP-VII Income Co-Investment and NGP 2004. NGP-VII Income Co-Investment owns 100% of NGP Capital Corp. NGP VII may be deemed to beneficially own all of the reported securities of NGP 2004 and NGP Capital Corp.
Holdings also holds 20,691,495 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions in the Issuer Partnership Agreement (as defined herein).

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NGP INCOME MANAGEMENT, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

TEXAS

	7	SOLE VOTING POWER:

NUMBER OF		3,541,331(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,541,331(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,541,331(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO (Limited Liability Company)
1 NGP Income Management serves as the general partner of both NGP-VII Income Co-Investment (which owns 100% of NGP Capital Corp) and NGP 2004 and may be deemed to beneficially own all of the reported securities of NGP 2004 and NGP Capital Corp.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NGP-VII INCOME CO-INVESTMENT OPPORTUNITIES, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		107,657(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		107,657(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

107,657(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
1. NGP-VII Income Co-Investment owns 100% of NGP Capital Corp. and may be deemed to beneficially own all of the reported securities of NGP Capital Corp.

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NGP 2004 CO-INVESTMENT INCOME, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

TEXAS

	7	SOLE VOTING POWER:

NUMBER OF		3,433,674(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,433,674(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,433,674(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.7%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: NGP CO-INVESTMENT INCOME CAPITAL CORP. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

TEXAS

	7	SOLE VOTING POWER:

NUMBER OF		107,657(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		107,657(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

107,657(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.2%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	26985R 10 4

1	NAMES OF REPORTING PERSONS: KENNETH A. HERSH I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO(1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES OF AMERICA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,042,974(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

12,042,974(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,042,974(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

23.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
1. On July 31, 2007, the Issuer acquired Redman Energy Holdings, L.P. and Redman Energy Holdings II, L.P. from NGP VII and NGP VIII, respectively, in consideration for the issuance of 1,284,315 common units to NGP VII and 1,763,206 common units to NGP VIII.
The NGP Funds collectively own a 98% LP interest in Eagle Rock Holdings LP (“Holdings”) and a 96.169% LP interest in Montierra and thus may be deemed to beneficially own all of the reported securities.
NGP VII owns a 36.8% LP interest in Holdings and appoints three Managers on the board of the general partner of Holdings, and thus may be deemed to beneficially own all of the reported securities of Holdings.
NGP VII owns a 97.561% LP interest in Montierra Management, which serves as the general partner of Montierra, and appoints three Managers on the board of Montierra Management. NGP VII also owns a 96.169% LP interest in Montierra, and thus may be deemed to beneficially own all of the reported securities of Montierra Management and Montierra.
NGP VII owns 100% of NGP Income Management, L.L.C. which serves as the general partner of both NGP-VII Income Co-Investment and NGP 2004. NGP-VII Income Co-Investment Opportunities, L.P. owns 100% of NGP Capital Corp. NGP VII may be deemed to beneficially own all of the reported securities of NGP 2004 and NGP Capital Corp.
Holdings also holds 20,691,495 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions in the Issuer Partnership Agreement (as defined herein).
Mr. Hersh is a director of the general partner of the general partner of the Issuer, and he is also a manager of Eagle Rock GP, L.L.C., the general partner of Holdings.
Mr. Hersh is an Authorized Member of the ultimate general partners of the NGP Funds, and thus may also be deemed to beneficially own all the securities deemed to be beneficially owned by the NGP Funds.

Item 1. Security and Issuer.
     This statement on Schedule 13D/A (this “Schedule 13D/A”) relates to the common units (the “Common Units”) of Eagle Rock Energy Partners, L.P., a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at 16701 Greenspoint Park Drive, Suite 200, Houston, Texas 77060. The total number of Common Units reported as beneficially owned in this Schedule 13D/A is 12,042,974 which constitutes approximately 23.5% of the total number of Common Units outstanding. In addition, certain of the reporting persons beneficially own subordinated units (the “Subordinated Units”), which are convertible on a one-to-one basis into Common Units as described in Item 6. The beneficial ownership reported in this Schedule 13D/A assumes that at August 24, 2007 there were 51,151,041 Common Units outstanding. The Common Units and Subordinated Units each represent limited partner interests in the Issuer.
Item 2. Identity and Background.
(a)	This Schedule 13D/A is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):
(i)	Eagle Rock Holdings, L.P., a Texas limited partnership (“Holdings”);

(ii)	Eagle Rock GP, L.L.C., a Texas limited liability company, and the general partner of Holdings (“GP LLC”);

(iii)	Montierra Minerals & Production, LP, a Texas limited partnership (“Montierra”);

(iv)	Montierra Management LLC, a Texas limited liability company and the general partner of Montierra LP (“Montierra Management”);

(v)	Natural Gas Partners VII, L.P., a Delaware limited partnership (“NGP VII”);

(vi)	Natural Gas Partners VIII, L.P., a Delaware limited partnership (“NGP VIII”);

(vii)	NGP Income Management, L.L.C., a Texas limited liability company, and the general partner of NGP-VII Income Co-Investment and NGP 2004 (“NGP Income Management”);

(viii)	NGP-VII Income Co-Investment Opportunities, L.P., a Delaware limited partnership and 100% owner of NGP Capital Corp. (“NGP-VII Income Co-Investment”);

(ix)	NGP 2004 Co-Investment Income, L.P., a Texas limited partnership (“NGP 2004”);

(x)	NGP Co-Investment Income Capital Corp., a Texas corporation (“NGP Capital Corp.”); and.

(xi)	Kenneth A. Hersh, a citizen of the United States of America.
     Holdings, GP LLC, Montierra, Montierra Management, NGP VII, NGP VIII, NGP Income Management, NGP-VII Income, NGP 2004, NGP Capital Corp and Kenneth A. Hersh are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated May 3, 2007, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D/A.
     Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D/A held by any other person.

     Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated herein by reference.
(b)	The address of the principal business office of each of the Reporting Persons is as follows:

Eagle Rock Holdings, L.P.	16701 Greenspoint Park Drive Suite 200 Houston, Texas 77060

Eagle Rock GP, L.L.C.	16701 Greenspoint Park Drive Suite 200 Houston, Texas 77060

Montierra Minerals & Production, LP	24 Greenway Plaza Suite 450 Houston, Texas 77046

Montierra Management LLC	24 Greenway Plaza Suite 450 Houston, Texas 77046

Natural Gas Partners VII, L.P.	125 E. John Carpenter Fwy. Suite 600 Irving, Texas 75062

Natural Gas Partners VIII, L.P.	125 E. John Carpenter Fwy. Suite 600 Irving, Texas 75062

NGP Income Management, L.L.C.	125 E. John Carpenter Fwy. Suite 600 Irving, Texas 75062

NGP-VII Income Co-Investment Opportunities, L.P.	125 E. John Carpenter Fwy. Suite 600 Irving, Texas 75062

NGP 2004 Co-Investment Income, L.P.	125 E. John Carpenter Fwy. Suite 600 Irving, Texas 75062

NGP Co-Investment Capital Corp.	125 E. John Carpenter Fwy. Suite 600 Irving, Texas 75062

Kenneth A. Hersh	125 E. John Carpenter Fwy. Suite 600 Irving, Texas 75062
(c)	(i) Holdings is a holding company who does not engage in any business activities and whose primary assets are the Common Units and Subordinated Units reported herein.
(ii)	GP LLC’s sole business activity is serving as the general partner of Holdings.

(iii)	Montierra’s business activities include owning, managing, developing and producing certain oil and gas interests.

(iv)	Montierra Management’s sole business activity is serving as the general partner of Montierra.

(v)	NGP VII, NGP VIII, NGP Income Management, NGP-VII Income Co-Investment, NGP 2004 and NGP Capital Corp. are all funds or managers of funds managed by NGP Energy Capital Management whose primary business activity is investing in various companies, such as Holdings and Montierra.

(vi)	Kenneth A. Hersh is the Chief Executive Officer of NGP Energy Capital Management and is a managing partner of the Natural Gas Partners private equity funds.
     (d)-(e) None of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, their respective executive officers or directors listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
On July 31, 2007, the Issuer acquired Redman Energy Holdings, L.P. and Redman Energy Holdings II, L.P. from NGP VII and NGP VIII, respectively, in consideration for the issuance of 1,284,315 common units to NGP VII and 1,763,206 common units to NGP VIII.
Item 4. Purpose of Transaction.
     The Reporting Persons acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.
     The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D/A:
(a)	The information with respect to the possible future conversion of Subordinated Units into Common Units set forth in Item 6 of this Schedule 13D/A is hereby incorporated herein. The Issuer may grant restricted units, phantom units or options to employees and directors of the Issuer and its affiliates pursuant to a long term incentive plan adopted by the general partner of the general partner of the Issuer. The Issuer may acquire Common Units to issue pursuant to such long term incentive plan on the open market, directly from the Issuer from other reporting persons, or otherwise.

(b)	None.

(c)	None.

(d)	None.

(e)	Eagle Rock Energy G&P, LLC, as the general partner of the general partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future.

(f)	None.

(g)	None.

(h)	None.

(i)	None.

(j)	Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D/A, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D/A. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D/A (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer.
(a)-(b)	(i)	Holdings is the sole record owner of, and has the sole power to vote and dispose of 2,187,871 Common Units (4.3%). Holdings is also sole record owner of 20,691,495 Subordinated Units which are convertible into an equal number of Common Units.
(ii)	GP LLC does not directly own any Common Units. By virtue of being the general partner of Holdings, GP LLC may be deemed to possess sole voting and dispositive powers with respect to those units held by Holdings, representing 2,187,871 Common Units (4.3%). Holdings is also sole record owner of 20,691,495 Subordinated Units which are convertible into an equal number of Common Units.

(iii)	Montierra is the sole record owner of, and has the sole power to vote and dispose of 2,820,578 Common Units (5.5%).

(iv)	Montierra Management is the sole record owner of, and has the sole power to vote and dispose of 28,491 common units (0.06%). By virtue of being the general partner of Montierra, Montierra Management may be deemed to possess sole voting and dispositive powers with respect to those units held by Montierra, representing 2,820,578 Common Units (5.5%).

(v)	NGP VII is the sole record owner of, and has the sole power to vote and dispose of 1,701,497 Common Units (3.3%). NGP VIII is the sole record owner of 1,763,206 Common Units (3.4%). The NGP Funds collectively own a 98% LP interest in Holdings and a 96.169% LP interest in Montierra. NGP VII owns 100% of NGP Income Management which serves as the general partner of both NGP-VII Income Co-Investment and NGP 2004. NGP-VII Income Co-Investment owns 100% of NGP Capital Corp. NGP VII may be deemed to beneficially own all of the reported securities of NGP 2004 and NGP Capital Corp and thus may be deemed to beneficially own all of the reported securities.

(vi)	NGP Income Management does not own any Common Units directly. By virtue of it being the general partner of both NGP-VII Income Co-Investment, which owns 100% of NGP Capital Corp., and NGP 2004, it may be deemed to possess sole voting and dispositive powers with respect to those units held by NGP 2004 and NGP Capital Corp, representing 3,541,331 Common Units (6.9%).

(vii)	NGP-VII Income Co-Investment does not own any Common Units directly. By virtue of owning 100% of NGP Capital Corp., it may be deemed to possess sole voting and dispositive powers with respect to those units held by NGP Capital Corp., representing 107,657 Common Units (0.2%).

(viii)	NGP 2004 is the sole record owner, and has the sole power to vote and dispose of 3,433,674 Common Units (6.7%).

(ix)	NGP Capital Corp. is the sole record owner, and has the sole power to vote and dispose of 107,657 Common Units (0.2%).

(x)	Kenneth A. Hersh does not directly own any Common Units. Kenneth A. Hersh is a member of the board of managers of GP LLC, the general partner of Holdings. He is also an Authorized Member of the ultimate general partners of NGP VII and NGP VIII, and thus may also be deemed to possess shared voting and dispositive powers with respect to all of the Common Units. NGP VII is the sole record owner of, and has the sole power to vote and dispose of 1,701,497 Common Units (3.3%). NGP VIII is the sole record owner of 1,763,206 Common

Units (3.4%). The NGP Funds collectively own a 98% LP interest in Holdings and a 96.169% LP interest in Montierra. NGP VII owns 100% of NGP Income Management which serves as the general partner of both NGP-VII Income Co-Investment and NGP 2004. NGP-VII Income Co-Investment owns 100% of NGP Capital Corp. NGP VII may be deemed to beneficially own all of the reported securities of NGP 2004 and NGP Capital Corp and thus may be deemed to beneficially own all of the reported securities.
The above Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein, and this report shall not be deemed an admission that the reporting persons are the beneficial owner of the reported securities for purposes of Section 16 or for any other purpose.

(c)	There have been no reportable transactions with respect to the Common Units within the last 60 days by the Reporting Persons except for the acquisition of beneficial ownership of Common Units being reported on this Schedule 13D/A.

(d)	No person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units being reported on this Schedule 13D/A.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Subject to the terms and conditions of the First Amended and Restated Agreement of Limited Partnership of the Issuer, as amended (the “Issuer Partnership Agreement”), the general partner of the Issuer and its affiliates have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Pursuant to the terms of the Issuer Partnership Agreement, each Subordinated Unit will convert into one Common Unit at the end of the subordination period. Unless earlier terminated pursuant to the terms of the Issuer Partnership Agreement, the subordination period will extend until the date two business days after the Partnership meets the financial tests set forth in the Issuer Partnership Agreement. Depending on the matter subject to a vote, the Subordinated Units vote either as a separate class from the Common Units or as part of a single class with the Common Units.
     The Issuer Partnership Agreement additionally contains various provisions with respect to the units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.
     Subject to the terms and conditions of the Registration Rights Agreement between the Issuer and NGP-VII Co-Investment, within 90 days of April 30, 2007, the Issuer is required to register for resale under the Securities Act of 1933 and applicable state securities laws any common units held by NGP-VII Income Co-Investment. Additionally, NGP-VII Income Co-Investment has the right to include common units in any offering by the Issuer. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.
     Subject to the terms and conditions of the Registration Rights Agreement between the Issuer and Montierra, at Montierra’s request, the Issuer is required to register for resale under the Securities Act of 1933 and applicable state securities laws any common units held by Montierra. Additionally, Montierra has the right to include common units in any offering by the Issuer. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.
Item 7. Material to be filed as Exhibits.

Exhibit A	Joint Filing Agreement (filed as Exhibit A to Amendment No. 2 to this Schedule 13D/A on May 4, 2007).

Exhibit B	First Amended and Restated Limited Partnership Agreement of Eagle Rock Energy Partners, L.P. (filed as Exhibit 10.1 to the Issuer’s form 8-K filed October 31, 2006).

Exhibit C	Registration Rights Agreement between the Issuer and Montierra (filed as Exhibit D to Amendment No. 2 to this Schedule 13D/A on May 4, 2007).

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.
Dated: September 5, 2007

EAGLE ROCK HOLDINGS, L.P.

By its general partner, Eagle Rock GP, L.L.C.

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Manager

EAGLE ROCK GP, L.L.C.

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Manager

MONTIERRA MINERALS & PRODUCTION, L.P.

By its general partner, Montierra Management LLC

By:	/s/ Joseph A. Mills
Joseph A. Mills
Chief Executive Officer

MONTIERRA MANAGEMENT LLC

By:	/s/ Joseph A. Mills
Joseph A. Mills
Chief Executive Officer

NATURAL GAS PARTNERS VII, L.P.

By its general partner, G.F.W. Energy VII, L.P.

By its general partner, GFW VII, L.L.C.

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

NATURAL GAS PARTNERS VIII, L.P.

By its general partner, G.F.W. Energy VIII, L.P.

By its general partner, GFW VIII, L.L.C.

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

NGP INCOME MANAGEMENT L.L.C.

By:	/s/ Tony R. Weber
Tony R. Weber
President

NGP-VII INCOME CO-INVESTMENT OPPORTUNITIES, L.P.

By its general partner, NGP Income Management L.L.C.

By:	/s/ Tony R. Weber
Tony R. Weber
President

NGP 2004 CO-INVESTMENT INCOME, L.P.

By its general partner, NGP Income Management L.L.C.

By:	/s/ Tony R. Weber
Tony R. Weber
President

NGP CO-INVESTMENT INCOME CAPITAL CORP.

By:	/s/ Tony R. Weber
Tony R. Weber
President

/s/ Kenneth A. Hersh
Kenneth A. Hersh

SCHEDULE A
     The following individuals are members of the board of managers of Eagle Rock GP, LLC: Alfredo Garcia, Kenneth A. Hersh, Joseph A. Mills, John Weinzierl and William Quinn. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Eagle Rock GP, LLC, 16701 Greenspoint Park Drive, Suite 200, Houston, Texas 77060.
     The following individuals are members of the board of managers and officers of Montierra Management LLC: Joseph A. Mills, Kenneth A. Hersh, Tony R. Weber and Christopher Ray . Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and a resident of the United States. The business address of such individuals is 24 Greenway Plaza, Suite 450, Houston, Texas 77046.
     The following individuals are members of the Authorized Members of GFW VII, L.L.C., the sole member of G.F.W. Energy VII, L.P., the general partner of Natural Gas Partners VII, L.P.: Kenneth A. Hersh and David R. Albin. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o. Natural Gas Partners VII, L.P., 125 E. John Carpenter Fwy., Suite 600, Irving, TX 75062.
     The following individuals are members of the Authorized Members of GFW VIII, L.L.C., the sole member of G.F.W. Energy VIII, L.P., the general partner of Natural Gas Partners VIII, L.P.: Kenneth A. Hersh, John Weinzierl and David R. Albin. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o. Natural Gas Partners VIII, L.P., 125 E. John Carpenter Fwy., Suite 600, Irving, TX 75062.
     The following individuals are the officers of NGP Income Management, L.L.C.: Tony R. Weber, Kenneth A. Hersh, David R. Albin, John Foster, Richard Covington, Laura Futrell and Christopher Ray. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o. Natural Gas Partners VIII, L.P., 125 E. John Carpenter Fwy., Suite 600, Irving, TX 75062.
     The following individuals are members of the board of directors and officers of NGP Co-Investment Income Capital Corp.: Tony R. Weber, Kenneth A. Hersh, Richard Covington, Laura Futrell, David R. Albin and Christopher Ray. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o. Natural Gas Partners VIII, L.P., 125 E. John Carpenter Fwy., Suite 600, Irving, TX 75062.

Exhibit Index

Exhibit A	Joint Filing Agreement (filed as Exhibit A to Amendment No. 2 to this Schedule 13D/A on May 4, 2007).

Exhibit B	First Amended and Restated Limited Partnership Agreement of Eagle Rock Energy Partners, L.P. (filed as Exhibit 10.1 to the Issuer’s form 8-K filed October 31, 2006).

Exhibit C	Registration Rights Agreement between the Issuer and NGP-VII Income Co-Investment (filed as Exhibit C to Amendment No. 2 to this Schedule 13D/A on May 4, 2007).